Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year ended December 31,					Nine Months Ended Sept. 30,
(dollars in thousands)	2009	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes	$8,004	$14,248	$(19,580)	$15,154	$16,344	$10,932
Add:
Fixed charges	5,968	5,626	5,436	3,632	3,442	2,999
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:			—	—	—	—
Capitalized interest	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total earnings plus fixed charges	$13,972	$19,874	$(14,144)	$18,786	$19,786	$13,931

Fixed charges:
Interest expensed and capitalized	$3,470	$2,962	$2,485	$809	$113	$114
Amortized premiums, discounts and capitalized expenses relating to indebtedness	—	—	—	—	—	—
Estimate of interest within rental expense(1)	2,498	2,664	2,951	2,823	3,329	2,885
Total fixed charges	$5,968	$5,626	$5,436	$3,632	$3,442	$2,999
Ratio of earnings to fixed charges(2)	2.3	3.5	—	5.2	5.7	4.6

(1)	Consists of 33% of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.
(2)

In the fiscal year ended December 31, 2011earnings were insufficient to cover fixed charges by $19.6 million. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to combined fixed charges and preference dividends and ratio of earnings to fixed charges would be identical.